SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(D)-2(A)

                                (Amendment No. 2)

                              UOL PUBLISHING, INC.
--------------------------------------------------------------------------------

                                (Name of issuer)

                           COMMON STOCK $.01 PAR VALUE
--------------------------------------------------------------------------------

                         (Title of class of securities)

--------------------------------------------------------------------------------

                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 11, 1999
--------------------------------------------------------------------------------

             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 23 Pages)

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 2 of 23 Pages
----------------------------                       -----------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Wheatley Partners, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                        1,001,252(1) shares
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                    79,266(2) shares
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                    1,001,252(1) shares
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                    79,266(2) shares
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,080,518(1)(2) shares
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.3%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 3 of 23 Pages
----------------------------                       -----------------------------


(1) Includes (i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P.
(2) Includes (i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Wheatley Partners, L.P. disclaims beneficial ownership of these securities.

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 4 of 23 Pages
----------------------------                       -----------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Irwin Lieber
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                      68,037(1) shares
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                  1,088,360(2) shares
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                  68,037(1) shares
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                  1,088,360(2) shares
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,156,397(1)(2) shares
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     20.4%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 5 of 23 Pages
----------------------------                       -----------------------------


(1) Includes (i) 14,771 shares of Common Stock issuable upon exercise of warrants, (ii) 17,904 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 18,181 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Mr. Lieber.
(2) Includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P.,
         (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. and (c)(i) 3,545 shares of Common Stock issuable upon exercise of warrants and (ii) 4,297 shares of Common Stock issuable upon conversion of shares of Series C Preferred stock, all of which is owned by one of Mr. Lieber's children and whose shares may be deemed to be beneficially owned by Mr. Lieber. Mr. Lieber disclaims beneficial ownership of these securities.

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 6 of 23 Pages
----------------------------                       -----------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Barry Fingerhut
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                      336,298(1) shares
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                  1,080,518(2) shares
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                  336,298(1) shares
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                  1,080,518(2) shares
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,416,816(1)(2) shares
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     24.6%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 7 of 23 Pages
----------------------------                       -----------------------------


(1) Includes (a)(i) 37,814 shares of Common Stock issuable upon exercise of warrants, (ii) 45,835 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, (iii) 15,000 shares of Common Stock issuable upon exercise of options, and (iv) 45,454 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Mr. Fingerhut, and (b)(i) 2,954 shares of Common Stock issuable upon exercise of warrants and (ii) 3,580 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by an account for which Mr. Fingerhut has sole voting and dispositive power.
(2) Includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., and
         (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Mr. Fingerhut disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 8 of 23 Pages
----------------------------                       -----------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Seth Lieber
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           9,346(1) shares
  OWNED BY        --------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       1,080,518(2) shares
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       9,346(1) shares
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       1,072,653(2) shares
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,089,864(1)(2) shares
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.5%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 9 of 23 Pages
----------------------------                       -----------------------------


(1) Includes (i) 2,954 shares of Common Stock issuable upon conversion of warrants and (ii) 3,580 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Mr. Lieber.
(2) Includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., and
         (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Mr. Lieber disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 10 of 23 Pages
----------------------------                       -----------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                   Jonathan Lieber
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           6,534(1) shares
  OWNED BY        --------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       1,080,518(2) shares
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       6,534(1) shares
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       1,080,518(2) shares
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,087,052(1)(2) shares
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.4%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 11 of 23 Pages
----------------------------                       -----------------------------


(1) Consists of (i) 2,954 shares of Common Stock issuable upon conversion of warrants and (ii) 3,580 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Mr. Lieber.
(2) Includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., and
         (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Mr. Lieber disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 12 of 23 Pages
----------------------------                       -----------------------------

================================================================================

      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Dana Lieber
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                       PF, OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OR ORGANIZATION

                       United States
--------------------------------------------------------------------------------
  NUMBER OF            7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                             7,842(1) shares
OWNED BY EACH      -------------------------------------------------------------
  REPORTING
 PERSON WITH
                       8         SHARED VOTING POWER

                                          0 shares
                   -------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                          7,842(1) shares
                   -------------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                          0 shares
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       7,842(1) shares
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.2%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 13 of 23 Pages
----------------------------                       -----------------------------


(1) Consists of (i) 3,545 shares of Common Stock issuable upon conversion of warrants and (ii) 4,297 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Ms. Lieber.

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 14 of 23 Pages
-----------------------                       -----------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Wheatley Foreign Partners, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           79,266(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       1,001,252(2) shares
                    9         SOLE DISPOSITIVE POWER

                                       79,266(1) shares
                   10         SHARED DISPOSITIVE POWER

                                       1,001,252(2) shares
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,080,518(1)(2) shares
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.3%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 15 of 23 Pages
----------------------------                       -----------------------------


(1) Includes (i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P.
(2) Includes (i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P. Wheatley Foreign Partners, L.P. disclaims beneficial ownership of these securities.

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 16 of 23 Pages
----------------------------                       -----------------------------



                  The following constitutes Amendment No. 2 ("Amendment No. 2") to Schedule 13D filed by the undersigned. This Amendment No. 2 amends the
Schedule 13D as specifically set forth.

                  Item 3. is hereby amended to add the following:


Item 3.  Source and Amount of Funds or Other Consideration.


                  On August 11, 1999, Barry Fingerhut acquired 12,500 shares of Common Stock in the open market at $3 13/32 per share, for an aggregate purchase price of $42,578.13. On August 30, 1999, Mr. Fingerhut purchased 10,000 shares of Common Stock in the open market at $3 31/32 per share, for an aggregate purchase price of $39,687.50. On August 31, 1999, Mr. Fingerhut purchased 25,000 shares of Common Stock in the open market at $3 15/16 per share, for an aggregate purchase price of $98,437.50. All the funds used in the above transactions were from Mr. Fingerhut's personal and other funds.


                  Item 5. (a) and (b) are hereby amended to read in their entirety as follows:

Item 5.  Interest in Securities of the Issuer.

                  (a) The following table sets forth the aggregate number and percentage (based on 4,811,365 shares of Common Stock outstanding as of July 12, 1999 as reported in the Company's Form 14-A filed with the Securities and Exchange Commission on July 30, 1999) of Common Stock beneficially owned by each person named in Item 2 of Schedule 13D filed August 30,1998.


                                                               Percentage of
                                      Shares of Common       Shares of Common
                                           Stock                   Stock
Name                                 Beneficially Owned     Beneficially Owned
----                                 ------------------     ------------------

Wheatley Partners, L.P.(1)                 1,080,518              19.3
Barry Rubenstein(2)                        1,181,227              20.8
Irwin Lieber(3)                            1,156,397              20.4
Barry Fingerhut(4)                         1,416,816              24.6
Wheatley Partners, LLC(5)                  1,080,518              19.3
Seth Lieber(6)                             1,089,864              19.5
Jonathan Lieber(7)                         1,087,052              19.4
Wheatley Management Ltd.(8)                   79,266               1.6
Wheatley Foreign Partners, L.P.(9)         1,080,518              19.3
Woodland Partners(10)                         74,571               1.5
Marilyn Rubenstein(11)                       100,709               2.1

----------------------------                       -----------------------------
CUSIP No. 903196 10 3                 13D          Page 17 of 23 Pages
----------------------------                       -----------------------------

                                                               Percentage of
                                      Shares of Common       Shares of Common
                                           Stock                   Stock
Name                                 Beneficially Owned     Beneficially Owned
----                                 ------------------     ------------------

Seneca Ventures(12)                          13,069                0.3
Woodland Venture Fund(13)                    13,069                0.3
Woodland Services Corp.(14)                  26,138                0.5
Dana Lieber(15)                               7,842                0.2

---------------------

(1) Includes (i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P. Also includes
         (i) 14,805  shares of Common Stock  issuable upon exercise of warrants,
         (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Wheatley Partners, L.P. disclaims beneficial ownership of these securities.


(2) Includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P.,
         (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P., (c)(i) 17,725 shares of Common Stock issuable upon exercise of warrants, (ii) 21,484 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 18,181 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Woodland Partners and (d)(i) 11,816 shares of Common Stock issuable upon exercise of warrants and (ii) 14,322 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, one-half of which is held by each of the Woodland Venture Fund and Seneca Ventures. Mr. Rubenstein disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

(3) Includes (i) 14,771 shares of Common Stock issuable upon exercise of warrants, (ii) 17,904 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 18,181 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Mr. Lieber. Also includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partner, L.P., (b)(i)

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CUSIP No. 903196 10 3                 13D          Page 18 of 23 Pages
----------------------------                       -----------------------------


         14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. and (c)(i) 3,545 shares of Common Stock issuable upon exercise of warrants and (ii) 4,297 shares of Common Stock issuable upon conversion of shares of Series C Preferred stock, all of which is owned by one of Mr. Lieber's children and whose shares may be deemed to be beneficially owned by Mr. Lieber. Mr. Lieber disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

(4) Includes (a)(i) 37,814 shares of Common Stock issuable upon exercise of warrants, (ii) 45,835 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, (iii) 15,000 shares of Common Stock issuable upon exercise of options and (iv) 45,454 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Mr. Fingerhut, and (b)(i) 2,954 shares of Common Stock issuable upon exercise of warrants and (ii) 3,580 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by an account for which Mr. Fingerhut has sole voting and dispositive power. Also includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., and (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Mr. Fingerhut disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

(5) Includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., and
         (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Wheatley Partners, LLC disclaims beneficial ownership of these securities, except to the extent of its respective equity interest therein.

(6) Includes (i) 2,954 shares of Common Stock issuable upon conversion of warrants and (ii) 3,580 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Mr. Lieber. Also includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., and
         (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii)

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CUSIP No. 903196 10 3                 13D          Page 19 of 23 Pages
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         28,474  shares of Common Stock  issuable  upon  conversion of shares of
         Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Mr. Lieber disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

(7) Consists of (i) 2,954 shares of Common Stock issuable upon conversion of warrants and (ii) 3,580 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Mr. Lieber. Also includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and
         (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., and (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Mr. Lieber disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

(8) Includes (i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Wheatley Management, Ltd. disclaims beneficial ownership of these securities, except to the extent of its equity interest therein.

(9) Includes (i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Also includes
         (i) 174,266  shares of Common Stock issuable upon exercise of warrants,
         (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P. Wheatley Foreign Partners, L.P. disclaims beneficial ownership of these securities.

(10) Includes (i) 17,725 shares of Common Stock issuable upon exercise of warrants, (ii) 21,484 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 18,181 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Woodland Partners.

(11) Includes (a)(i) 17,725 shares of Common Stock issuable upon exercise of warrants, (ii) 21,484 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 18,181 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Woodland Partners and (b)(i) 11,816 shares of Common Stock issuable upon exercise of warrants and (ii) 14,322 shares of Common Stock issuable upon conversion of shares of Series C
         Preferred Stock, one-half of which is held by each of the Woodland Venture Fund and Seneca Ventures. Mrs.

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CUSIP No. 903196 10 3                 13D          Page 20 of 23 Pages
----------------------------                       -----------------------------


         Rubenstein disclaims beneficial ownership of these securities, except to the extent of her respective equity interest therein.

(12) Consists of (i) 5,908 shares of Common Stock issuable upon exercise of warrants and (ii) 7,161 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Seneca Ventures.

(13) Consists of (i) 5,908 shares of Common Stock issuable upon exercise of warrants and (ii) 7,161 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Woodland Venture Fund.

(14) Consists of (i) 11,816 shares of Common Stock issuable upon exercise of warrants and (ii) 14,322 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, one-half of which is held by each of the Woodland Venture Fund and Seneca Ventures. Woodland Services Corp. disclaims beneficial ownership of these securities, except to the extent of its respective equity interest therein.

(15) Consists of (i) 3,545 shares of Common Stock issuable upon exercise of warrants and (ii) 4,297 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Ms. Lieber.

                  (b) Wheatley has sole power to vote and dispose of 1,001,252 shares of Common Stock, representing approximately 18.0% of the outstanding shares of Common Stock and may be deemed to have shared power to vote and dispose of 79,266 shares of Common Stock, representing approximately 1.6% of the outstanding shares of Common Stock.

         Wheatley Foreign has sole power to vote and dispose of 79,266 shares of Common Stock, representing approximately 1.6% of the outstanding shares of Common Stock and may be deemed to have shared power to vote and dispose of 1,001,252 shares of Common Stock, representing approximately 18.0% of the outstanding shares of Common Stock.

         By virtue of being a general partner of Wheatley Foreign, Wheatley Management, Ltd. may be deemed to have shared power to vote and dispose of 79,266 shares of Common Stock, representing approximately 1.6% of the outstanding shares of Common Stock.

         By virtue of being the general partner of Wheatley and a general partner of Wheatley Foreign, Wheatley Partners, LLC ("Wheatley LLC") may be deemed to have shared power to vote and dispose of 1,080,518 shares of Common Stock, representing approximately 19.3% of the outstanding shares of Common Stock.

         By virtue of his being a member and Chief Executive Officer of Wheatley LLC, a general partner of Woodland Partners, Seneca Ventures and Woodland Venture Fund and the President and sole shareholder of Woodland Services Corp., Barry Rubenstein may be deemed to have shared power to vote and dispose of 1,181,227 shares of Common Stock, representing approximately 20.8% of the outstanding shares of Common Stock.

         Irwin Lieber has sole power to vote and dispose of 68,037 shares of Common Stock, representing approximately 1.4% of the outstanding shares of Common Stock and by virtue of his being a member and President, Secretary and Treasurer of Wheatley LLC and Ms. Dana Lieber's father, Mr. Lieber may be deemed to have shared power to

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CUSIP No. 903196 10 3                 13D          Page 21 of 23 Pages
----------------------------                       -----------------------------


vote and dispose of 1,088,360 shares of Common Stock, representing approximately 19.4% of the outstanding shares of Common Stock.

         Barry Fingerhut has sole power to vote and dispose of 336,298 shares of Common Stock, representing approximately 6.9% of the outstanding shares of Common Stock and by virtue of his being a member and Executive Vice President of Wheatley LLC, Mr. Fingerhut may be deemed to have shared power to vote and dispose of 1,080,518 shares of Common Stock, representing approximately 19.3% of the outstanding shares of Common Stock.

         Jonathan Lieber has sole power to vote and dispose of 6,534 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock and by virtue of his being a member and Vice President of Wheatley LLC, Mr. Lieber may be deemed to have shared power to vote and dispose of 1,080,518 shares of Common Stock, representing approximately 19.3% of the outstanding shares of Common Stock.

         Seth Lieber has sole power to vote and dispose of 9,346 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock and by virtue of his being a member and Vice President of Wheatley LLC, Mr. Lieber may be deemed to have shared power to vote and dispose of 1,080,518 shares of Common Stock, representing approximately 19.3% of the outstanding shares of Common Stock.

         Woodland Partners has sole power to vote and dispose of 74,571 shares of Common Stock, representing approximately 1.5% of the outstanding shares of Common Stock.

         By virtue of her being a general partner of Woodland Partners and the Secretary and Treasurer of Woodland Services Corp., a general partner of Seneca Ventures and Woodland Venture Fund, Marilyn Rubenstein may be deemed to have shared power to vote and dispose of 100,709 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

         Seneca Ventures has sole power to vote and dispose of 13,069 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         Woodland Venture Fund has sole power to vote and dispose of 13,069 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         By virtue of its being a general partner of Seneca Ventures and Woodland Venture Fund, Woodland Services Corp. may be deemed to have shared power to vote and dispose of 26,138 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         Dana Lieber has sole power to vote and dispose of 7,842 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

                  Item 5(c) is supplemented as follows:

                  (c) On June 30, 1999, the company issued to each holder of Series D Preferred Stock shares of Common Stock as dividends on the Series D Preferred Stock. Accordingly, Woodland Partners received 383 shares, Irwin Lieber received 383 shares, Barry Fingerhut received 958 shares, Wheatley Partners, L.P. received 7,065 shares, and Wheatley Foreign Partners, L.P. received 600 shares.

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CUSIP No. 903196 10 3                 13D          Page 22 of 23 Pages
----------------------------                       -----------------------------


                  On August 11, 1999, Barry Fingerhut acquired 12,500 shares of Common Stock in the open market at $3 13/32 per share, for an aggregate purchase price of $42,578.13. On August 30, 1999, Mr. Fingerhut purchased 10,000 shares of Common Stock in the open market at $3 31/32 per share, for an aggregate purchase price of $39,687.50. On August 31, 1999, Mr. Fingerhut purchased 25,000 shares of Common Stock in the open market at $3 15/16 per share, for an aggregate purchase price of $98,437.50. All the funds used in the above transactions were from Mr. Fingerhut's personal and other funds.

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CUSIP No. 903196 10 3                 13D          Page 23 of 23 Pages
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                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 1999               WHEATLEY PARTNERS, L.P.
                                        By: Wheatley Partners, LLC,
                                            a General Partner


                                        By:  /s/ Irwin Lieber
                                           -------------------------------------
                                                 Irwin Lieber, President


                                             /s/ Irwin Lieber
                                        ----------------------------------------
                                                 Irwin Lieber


                                             /s/ Barry Fingerhut
                                        ----------------------------------------
                                                 Barry Fingerhut


                                             /s/ Seth Lieber
                                        ----------------------------------------
                                                 Seth Lieber


                                             /s/ Jonathan Lieber
                                        ----------------------------------------
                                                 Jonathan Lieber


                                             /s/ Dana Lieber
                                        ----------------------------------------
                                                 Dana Lieber


                                        WHEATLEY FOREIGN PARTNERS, L.P.
                                        By:  Wheatley Partners, LLC, a General
                                                 Partner

                                        By:   /s/ Irwin Lieber
                                           -------------------------------------
                                                 Irwin Lieber, President